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                                3,033,928 SHARES

                                     [LOGO]

                                  COMMON STOCK

    The selling stockholders and their respective future transferees, pledgees, donees or successors may sell up to 3,033,928 shares of common stock of Gilead Sciences, Inc. We will not receive any proceeds from the sale of shares by the selling stockholders.

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    Our common stock is listed on the Nasdaq National Market under the symbol
"GILD."

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    We will not be paying any underwriting commissions or discounts in the offering of these shares.

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    Please see "Where You Can Find More Information" on page 10 for additional information about us on file with the United States Securities and Exchange Commission.

    WE STRONGLY URGE YOU TO READ AND CONSIDER THIS PROSPECTUS CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING AT PAGE 2.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 28, 1999
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                          ABOUT GILEAD SCIENCES, INC.

    THE FOLLOWING IS A SHORT SUMMARY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU SHOULD CAREFULLY READ THE "RISK FACTORS" SECTION OF THIS PROSPECTUS AND OUR ANNUAL REPORT ON FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 1998 FOR MORE INFORMATION ON OUR BUSINESS AND THE RISKS INVOLVED IN INVESTING IN OUR STOCK. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED IN THIS PROSPECTUS, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM OUR EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN "RISK FACTORS" BEGINNING AT PAGE 2 OF THIS PROSPECTUS AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" IN OUR ANNUAL REPORT.

    We are an independent biopharmaceutical company that seeks to provide accelerated solutions for patients and the people who care for them. We discover, develop and commercialize proprietary therapeutics for important viral diseases, including the currently marketed products AmBisome, DaunoXome and VISTIDE-Registered Trademark- (cidofovir injection).

    We were incorporated in Delaware in 1987. Our principal executive offices are located at 333 Lakeside Drive, Foster City, California 94404; and through our subsidiary, NeXstar, we maintain offices in Boulder, Colorado; offices and manufacturing facilities in San Dimas, California; and marketing subsidiaries outside of the United States. On July 29, 1999, we acquired all the outstanding common stock of NeXstar Pharmaceuticals, Inc. and NeXstar became a wholly owned subsidiary of Gilead. Our telephone number is (650) 574-3000, or (800) GILEAD5 (800-445-3235).

    Up to 3,033,928 shares of common stock may be sold by the selling stockholders under this prospectus from time to time. We will not receive any proceeds from the sale of these shares.

    The successful development and commercialization of our products will require substantial and ongoing efforts at the forefront of the life sciences industry. We are pursuing preclinical or clinical development of a number of product candidates. Even if these product candidates appear promising during various stages of development, they may not reach the market for a number of reasons. Such reasons include the possibilities that the potential products will be found ineffective or cause harmful side effects during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomical to manufacture on a commercial scale, be uneconomical to market or be precluded from commercialization by either proprietary rights or competing products of others.

    We face significant challenges and risks in an industry undergoing rapid change, including the risks inherent in our research and development programs, uncertainties in obtaining and enforcing patents, the lengthy, expensive and uncertain regulatory approval process, reliance on third party manufacturers, intense competition from pharmaceutical and biotechnology companies, dependence on collaborative relationships, increasing pressure on pharmaceutical pricing from payors, patients and government agencies, and uncertainties associated with the market acceptance of and size of the market for any of our products or products in development.

    We expect that our financial results will continue to fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that we will successfully develop, commercialize, manufacture and market additional products, nor can there be assurance that we will either achieve or sustain profitability.

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                                  RISK FACTORS

    In evaluating our business, prospective investors should carefully consider the following risks in addition to the other information in this prospectus or in the documents referred to in this prospectus. Any of the following risks could materially adversely affect our business, operating results and financial condition and result in a complete loss of your investment.

    IF GILEAD AND NEXSTAR ARE NOT SUCCESSFULLY INTEGRATED, OUR BUSINESS WILL BE ADVERSELY AFFECTED. Integrating Gilead and NeXstar, which became a wholly owned subsidiary of Gilead on July 29, 1999, will be a complex, time-consuming and expensive process. Before the merger, Gilead and NeXstar operated independently, each with its own business, corporate culture, locations, employees and systems. After the merger, Gilead and NeXstar must operate as a combined organization utilizing common information and communication systems; operating procedures; financial controls; and human resource practices, including benefit, training and professional development programs.

    There may be substantial difficulties, costs and delays involved in integrating Gilead and NeXstar. These may include:

    - distracting management from the business of the combined company;

    - potential incompatibility of corporate cultures;

    - potential inability to coordinate research and development efforts successfully;

    - costs and delays in implementing common systems and procedures; and

    - operating the combined company at three sites in the United States and at 10 international sites.

    Any one or all of these factors may increase operating costs or lower anticipated financial performance. In addition, we may lose corporate partners, distributors, suppliers, manufacturers and employees. Many of these factors are also outside our control. Achieving anticipated synergies and the potential benefits underlying our reasons for the merger will depend on successful integration of the two companies. The failure to integrate Gilead and NeXstar would have a material adverse effect on our business, financial condition and results of operations.

    WE DEVELOP DRUGS TO TREAT AIDS AND AIDS-RELATED CONDITIONS, AND THEREFORE WE CAN BE ADVERSELY AFFECTED BY CHANGES IN THE REGULATORY AND COMMERCIAL ENVIRONMENT FOR AIDS THERAPIES. Several of our products and products in development address AIDS or AIDS-related conditions. These products include VISTIDE (cidofovir injection) for CMV retinitis, adefovir dipivoxil for HIV and AIDS, PMPA for HIV and AIDS, and DaunoXome for HIV-associated Kaposi's sarcoma. The medical, regulatory and commercial environment for AIDS therapies changes quickly and often in ways that we are unable to accurately predict. We develop our AIDS products based upon current policy and the current marketplace for AIDS therapies, as well as our prediction of future policy and the future marketplace for these therapies. Our business will be subject to substantial risk because these policies and markets change quickly and unpredictably and in ways that could have a material adverse impact on our ability to obtain regulatory approval and commercial acceptance of our AIDS-related products.

    ANY SIGNIFICANT REDUCTION IN AMBISOME SALES WOULD SIGNIFICANTLY REDUCE OUR OPERATING INCOME, AND COULD REQUIRE US TO SCALE BACK OUR MANUFACTURING OPERATIONS AND REDUCE OUR SALES FORCE. AmBisome sales for the year ended December 31, 1998 exceeded $100 million. During the same period, sales of our other two marketed products, VISTIDE and DaunoXome, were approximately
$6.1 million and $6.5 million, respectively. Accordingly, in the near term, we will rely on sales of AmBisome to support our existing manufacturing and sales infrastructure and to provide operating income to offset a significant portion of our administrative and research and development expenditures. Any significant reduction in sales of AmBisome, whether as a result of the introduction of competitive products or otherwise, would therefore have a material adverse effect on us, including the possibility that we would

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have to scale back our manufacturing operations and reduce our sales force.
There are several products on the market that compete with AmBisome and are generally priced lower than AmBisome. In addition, there are other potentially competitive products in clinical development by major pharmaceutical companies.

    WE MAY NOT RECEIVE APPROVAL FOR EXPANDED INDICATIONS FOR EXISTING PRODUCTS OR APPROVAL OF ADDITIONAL PRODUCTS. Additional regulatory approvals will be needed to expand the indications for which AmBisome may be marketed in the countries where it is already approved, and those approvals may or may not be obtained. Similarly, to the extent that the combined company seeks to expand the indications for VISTIDE beyond CMV retinitis and the indications for DaunoXome beyond Kaposi's sarcoma, the drugs may not be effective for the treatment of other diseases, and we may never obtain additional regulatory approvals.

    OUR OPERATIONS DEPEND ON COMPLIANCE WITH COMPLEX FDA AND COMPARABLE INTERNATIONAL REGULATIONS. FAILURE TO OBTAIN BROAD APPROVALS ON A TIMELY BASIS OR TO ACHIEVE CONTINUED COMPLIANCE COULD DELAY COMMERCIALIZATION OF OUR PRODUCTS AND ADVERSELY AFFECT US. The products that we will develop and sell must be approved and will be subject to extensive regulation by the FDA and comparable agencies in other countries. We filed an application for marketing approval of adefovir dipivoxil for HIV and AIDS with the FDA in the second quarter of 1999 and with the European Medicines Evaluation Agency in the fourth quarter of 1999. We also filed an application for marketing approval of an oral suspension formulation of adefovir dipivoxil for HIV with the FDA in the fourth quarter of 1999. In addition, Hoffmann-La Roche, our corporate partner for the development and commercialization of TAMIFLU-Registered Trademark- (oseltamivir phosphate), filed applications for marketing approval of TAMIFLU to treat influenza in the second quarter of 1999. We are continuing clinical trials for both AmBisome and DaunoXome for currently approved and additional indications. We are also conducting clinical trials for five other products, adefovir dipivoxil for hepatitis B infection, PMPA, MiKasome, NX211 and NX1838. We anticipate that we will conduct a variety of clinical trials and file for marketing approval of additional products over the next several years. These products may fail to receive marketing approval on a timely basis, or at all. In addition, these products may receive marketing approvals that place limitations on their uses. These failures, delays or limitations, as well as other regulatory changes, actions and recalls, could delay commercialization of any products and adversely affect our results of operations.

    In addition, even after our products are marketed, the products and their manufacturers are subject to continual review. Later discovery of previously unknown problems with our products, our own manufacturing or the production by third-party manufacturers may result in restrictions on our products or the manufacture of our products, including withdrawal of the products from the market.

    RESULTS OF CLINICAL TRIALS AND APPROVAL OF PRODUCTS ARE UNCERTAIN, AND WE MAY BE DELAYED IN OR PROHIBITED FROM SELLING OUR PRODUCTS. We have a number of potential products that have reached the development stage. These potential products include adefovir dipivoxil for HIV and AIDS, TAMIFLU, adefovir dipivoxil for HBV, PMPA, MiKasome, NX211 and NX1838. We will be required to demonstrate the safety and effectiveness of these and any other products we develop in each intended use through extensive preclinical studies and clinical trials in order to obtain regulatory approval of these products. The results from preclinical and early clinical studies do not always accurately predict results in later, large-scale clinical trials for several reasons, including:

    - preliminary results may not be indicative of effectiveness;

    - further clinical trials may not achieve the desired result; and

    - further clinical trials may reveal unduly harmful side effects or may show the drugs to be less effective than other drugs or delivery systems for the desired indications.

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    Even successfully completed large-scale clinical trials may not result in marketable products for several reasons, including:

    - the potential products are not shown to be safe and effective;

    - regulatory authorities disagree with the results of our studies and trials;

    - required regulatory approvals are not obtained;

    - the potential products are too difficult to develop into commercially viable products; or

    - the potential products do not obtain market acceptance.

    A number of companies in our industry have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

    DELAYS IN PATIENT ENROLLMENT FOR CLINICAL TRIALS COULD INCREASE COSTS AND DELAY REGULATORY APPROVALS. The rate of completion of our clinical trials will depend on the rate of patient enrollment. There will be substantial competition to enroll patients in clinical trials for our drugs in development. This competition has delayed our clinical trials in the past. In addition, recent improvements in existing drug therapy, particularly for AIDS, HBV and certain cancers, may make it more difficult for us to enroll patients in our clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approvals.

    OUR PRODUCT DEVELOPMENT EFFORTS MAY NOT YIELD MARKETABLE PRODUCTS DUE TO RESULTS OF STUDIES OR TRIALS, FAILURE TO ACHIEVE REGULATORY APPROVALS OR MARKET ACCEPTANCE, PROPRIETARY RIGHTS OF OTHERS OR MANUFACTURING ISSUES. Our success depends on our ability to successfully develop and obtain regulatory approval to market new pharmaceutical products. A significant portion of the research that we will conduct will involve new and unproven technologies. Development of a product requires substantial technical, financial and human resources even if the product is not successfully completed. Our potential products may appear to be promising at various stages of development yet fail to reach the market for a number of reasons, including:

    - lack of efficacy or unacceptable toxicity during preclinical studies or clinical trials;

    - failure to receive necessary regulatory approvals;

    - existence of proprietary rights of third parties; and

    - inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.

    WE MAY UNDERESTIMATE DEVELOPMENT COSTS, ADVERSELY AFFECTING OUR
BUSINESS. Due to uncertainties that are part of the development process, we may underestimate the costs associated with the development of a potential product. Delays or unanticipated increases in costs of development or failure to obtain regulatory approval or market acceptance for our products could adversely affect our operating results. In addition, the combination of Gilead's and NeXstar's research and development organizations may result in greater competition for resources and elimination of development programs that might otherwise be successfully completed.

    WE DEPEND ON RELATIONSHIPS WITH OTHER COMPANIES FOR RESEARCH FUNDING, CLINICAL DEVELOPMENT, SALES AND MARKETING PERFORMANCE AND REVENUES. FAILURE TO MAINTAIN THESE RELATIONSHIPS WOULD NEGATIVELY IMPACT OUR BUSINESS. We rely on a number of significant collaborative relationships with major pharmaceutical companies for our research funding, clinical development and/or sales and marketing performance. These include collaborations with Bausch & Lomb, Fujisawa USA Inc., Glaxo Wellcome, Hoffmann-La

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Roche, Pharmacia & Upjohn, Schering AG and Sumitomo Pharmaceuticals Co. Inc.
Reliance on collaborative relationships poses a number of risks, including:

    - we will not be able to control whether our corporate partners will devote sufficient resources to our programs or products;

    - disputes may arise in the future with respect to the ownership of rights to technology developed with corporate partners;

    - disagreements with corporate partners could lead to delays in or termination of the research, development or commercialization of product candidates, or result in litigation or arbitration;

    - contracts with our corporate partners may fail to provide significant protection or may fail to be effectively enforced if one of these partners fails to perform;

    - corporate partners have considerable discretion in electing whether to pursue the development of any additional products and may pursue alternative technologies or products either on their own or in collaboration with our competitors; and

    - corporate partners with marketing rights may choose to devote fewer resources to the marketing of our products than they do to products of their own development.

    Given these risks, there is a great deal of uncertainty regarding the success of our current and future collaborative efforts. If these efforts fail, our product development or commercialization of new products could be delayed or revenue from existing products could decline.

    INABILITY TO ESTABLISH FUTURE SUCCESSFUL COLLABORATIVE RELATIONSHIPS MAY IMPAIR OUR FINANCIAL RESULTS. We may seek future collaborative relationships with corporate partners to fund some of our research and development expenses and to develop and commercialize some of our potential products. For example, we are in discussions with several potential corporate partners about collaborative development and commercialization of adefovir dipivoxil for HBV, particularly in Asian territories. Further, we anticipate that our revenues from collaborative agreements will continue to be affected by existing agreements, as well as by the timing of drug development programs of our corporate partners. We may not be able to negotiate acceptable collaborative arrangements in the future, and any arrangements we do negotiate may not be successful. If we fail to establish additional collaborative relationships, we will be required to undertake research, development, marketing and manufacturing of our proposed products at our own expense.

    WE HAVE A HISTORY OF LOSSES, EXPECT TO OPERATE AT A LOSS FOR THE FORESEEABLE FUTURE AND MAY NEVER BE PROFITABLE. We have never been profitable on a full-year basis. We may never become profitable. At December 31, 1998, prior to the merger, Gilead's accumulated deficit was $218.6 million and NeXstar's accumulated deficit was $159.0 million. Our losses have resulted principally from expenses associated with our research and development programs and, to a lesser extent, from sales, general and administrative expenses. Our product sales and royalty revenues are derived from sales of AmBisome, VISTIDE and DaunoXome and royalty arrangements related to AmBisome and VISTIDE.

    OUR EXISTING PRODUCTS AND PRODUCTS UNDER DEVELOPMENT MAY NOT BE ACCEPTED BY PHYSICIANS, INSURERS AND PATIENTS. Many of our products in development, if approved for marketing, would have no established market. The ability of these products to achieve and sustain market acceptance will depend on the receipt and scope of regulatory approvals and whether or not government authorities and managed care organizations will adequately reimburse patients who use these products.

    In addition, we need to convince the medical and patient advocacy community of:

    - the effectiveness of these products in treating disease;

    - the safety of these products when administered to patients; and

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    - the advantages of these products over competitive products.

    Physicians, patients, patient advocates, payors and the medical community in general may not accept and use any products that we may develop. If our products are not accepted, our results of operations will suffer.

    OUR RIGHTS TO MARKET AMBISOME IN THE UNITED STATES AND CANADA ARE LIMITED BY AN AGREEMENT WITH FUJISAWA. FAILURE OF FUJISAWA TO EFFECTIVELY MARKET AMBISOME MAY REDUCE REVENUES. Our rights to market AmBisome in the United States and Canada are subject to an agreement with Fujisawa Healthcare, Inc. Under the terms of this agreement, we have the marketing rights to AmBisome in all countries except the United States and Canada, but must pay royalties in connection with sales in most significant Asian markets, including Japan. We co-promote AmBisome with Fujisawa in the United States. We manufacture AmBisome for sale in the United States and Canada and sell AmBisome to Fujisawa at cost. Fujisawa collects all revenues from AmBisome sales in the United States and pays us 20% of the gross profits from such sales. The success of AmBisome in the United States will be dependent primarily on the efforts of Fujisawa. If Fujisawa fails in its efforts, potential revenues from the sale of AmBisome in the United States may be substantially reduced.

    MANY OTHER COMPANIES ARE TARGETING THE SAME DISEASES AND CONDITIONS AS WE ARE. COMPETITIVE PRODUCTS FROM OTHER COMPANIES COULD SIGNIFICANTLY REDUCE THE MARKET ACCEPTANCE OF OUR PRODUCTS. Our products and development programs target a number of diseases and conditions, including viral infections, fungal infections, bacterial infections and cancer. There are many commercially available products for these diseases. Certain of these products are well established therapies and have generated substantial sales. In addition, a large number of companies and institutions are conducting well-funded research and development activities directed at developing treatments for these diseases. Products currently on the market and those under development by our competitors could make our technology and products obsolete or noncompetitive. We expect that competition for the treatment of these diseases will increase in the future as new products enter the market and advanced technologies become available. We will also be competing to license or acquire technology from other companies.

    Most of our competitors and potential competitors have substantially greater resources than we do. Those resources include superior product development capabilities and financial, scientific, manufacturing, marketing, managerial and human resources. These competitors may achieve superior patent protection, obtain key technology, receive regulatory approval or achieve product commercialization earlier than us.

    THE SIGNIFICANTLY GREATER RESOURCES OF THE MARKETING ORGANIZATIONS OF LARGE PHARMACEUTICAL COMPANIES COULD HINDER OUR ABILITY TO COMPETE SUCCESSFULLY. Our products compete, and the products we may develop are likely to compete, with products of other companies that currently have extensive and well-funded marketing and sales operations. Because these companies are capable of devoting significantly greater resources to their marketing efforts, our marketing or sales efforts may not compete successfully against the efforts of these other companies.

    OUR EXISTING PRODUCTS ARE SUBJECT TO REIMBURSEMENT FROM GOVERNMENT AGENCIES AND OTHER THIRD PARTIES. PHARMACEUTICAL PRICING AND REIMBURSEMENT PRESSURES MAY REDUCE PROFITABILITY. Successful commercialization of our products depends, in part, on the availability of governmental and third-party payor reimbursement for the cost of such products and related treatments. Reimbursement is generally provided by government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors increasingly are challenging the price of medical products and services, particularly for innovative new products and therapies. This has resulted in lower average sales prices. For example, a majority of our sales of AmBisome, VISTIDE and DaunoXome are subject to reimbursement by government agencies, resulting in significant discounts from list price and rebate obligations. We expect that several of our products in development,

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particularly for AIDS indications will have a similar reimbursement profile, if they receive regulatory approval. Even if reimbursement is available, reimbursement policies may adversely affect our ability to sell our products on a profitable basis.

    In addition, in many international markets, governments control the prices of prescription pharmaceuticals. In these markets, once marketing approval is received, pricing negotiation can take another six to twelve months or longer. Product sales, attempts to gain market share or introductory pricing programs of our competitors could require us to lower our prices in these countries, which could adversely affect our results of operations.

    MOST OF OUR PRODUCT SALES ARE MADE IN EUROPE, AND CURRENCY FLUCTUATIONS MAY IMPAIR OUR FINANCIAL RESULTS. A majority of our product sales are made in Europe, with 53% of our product sales for the year ending December 31, 1998 occurring in the United Kingdom, Germany, Italy and Spain. In most significant European markets, we sell AmBisome and DaunoXome in the currency of the country in which they are sold. Accordingly, the prices of these products in U.S. dollars will vary as the value of the U.S. dollar fluctuates against these foreign currencies or the Euro. Increases in the value of the U.S. dollar against foreign currencies may reduce our U.S. dollar return on the sale of our products. In addition, although we implement hedging techniques with respect to our foreign currency accounts receivable, these techniques do not eliminate the effects of foreign currency fluctuations with respect to anticipated revenues. Therefore our future results will continue to be affected by foreign currency fluctuations.

    WE MAY NOT BE ABLE TO OBTAIN EFFECTIVE PATENTS TO PROTECT OUR TECHNOLOGIES FROM USE BY COMPETITORS, AND PATENTS OF OTHER COMPANIES COULD REQUIRE US TO STOP USING OR PAY FOR THE USE OF REQUIRED TECHNOLOGY. Our success will depend to a significant degree on our ability to:

    - obtain patents and licenses to patent rights;

    - preserve trade secrets; and

    - operate without infringing on the proprietary rights of others.

    We have rights to United States and foreign issued patents and have filed and will continue to file patent applications in the United States and abroad relating to our technologies. There is a risk, however, that patents may not issue from any of these applications or that the patents will not be sufficient to protect our technology. Patent applications in the United States are confidential until a patent is granted. As a result, we would not know if our competitors filed patent applications for technology covered by our pending applications. We also cannot be certain that we were the first to invent the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

    We do not have patent filings covering adefovir dipivoxil in China or in certain other Asian countries, although we do have an application pending in Japan. Asia is a major market for hepatitis B therapies, one of the potential indications for adefovir dipivoxil. We may obtain patents for certain products many years before marketing approval is obtained for those products. Because patents have a limited life, which may begin to run prior to commercial sale, the commercial value of the product may be limited.

    Our competitors may file patent applications covering our technology. If so, we may have to participate in interference proceedings or litigation to determine the right to a patent. Litigation and interference proceedings are expensive even if successful. In August 1998, we were served with a patent infringement lawsuit filed by Chiron Corporation alleging that our research infringes Chiron's patents covering the hepatitis C protein and gene sequences and their use in screening for potential hepatitis C therapeutics.

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    Our success depends in large part on our ability to operate without infringing upon the patents or other proprietary rights of third parties. If we infringe patents of others, we may be prevented from commercializing products or may be required to obtain licenses from these third parties. We cannot be certain that we would be able to obtain alternative technologies or any required license. Even if we were to obtain such technologies or licenses, we cannot be certain that the terms would be reasonable. If we fail to obtain such licenses or alternative technologies, we may be unable to develop some or all of our products.

    In addition, we use significant proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our production and other technologies. Our trade secrets may become known or independently discovered by our competitors.

    MANUFACTURING PROBLEMS COULD DELAY PRODUCT SHIPMENTS AND REGULATORY APPROVALS. For VISTIDE, adefovir dipivoxil, PMPA and TAMIFLU, we rely on third parties for the manufacture of bulk drug substance and final drug product for clinical and commercial purposes. We depend on these third parties to perform their obligations effectively and on a timely basis. If these third parties fail to perform as required, our clinical trials or submission of products for regulatory approval may be delayed. These delays could impair our ability to deliver commercial products on a timely basis and could impair our competitive position.

    We manufacture AmBisome and DaunoXome at NeXstar's facilities in San Dimas, California. Our only formulation and manufacturing facilities are in San Dimas, California; although we own a manufacturing facility in Ireland that performs certain quality control testing, labeling and packaging, and we use third parties to fill and lyophilize (freeze dry) certain batches of product as alternate contract suppliers. In the event of a natural disaster, including an earthquake, equipment failure, strike or other difficulty, we may be unable to replace this manufacturing capacity in a timely manner and would be unable to manufacture AmBisome and DaunoXome to meet market needs.

    WE MAY NOT BE ABLE TO OBTAIN MATERIALS NECESSARY TO MANUFACTURE OUR PRODUCTS. Many of the materials that we utilize in our operations are made at only one facility. For example, we depend on single suppliers for high quality amphotericin B, daunorubicin HC1 and high quality cholesterol, each of which is used in the manufacture of our liposome products. We have qualified only one supplier with the FDA for the bulk drug substance used in VISTIDE and one different supplier for the final drug product. A shutdown in any of these facilities due to technical, regulatory or other problems, resulting in an interruption in supply of these materials, could have an adverse impact on our financial results. While we have established a second source of bulk drug substance supply for VISTIDE, we have not yet qualified this source with the FDA and cannot be certain that the FDA will approve this second source. Because the suppliers of key components and materials must be named in the New Drug Application filed with the FDA for a product, significant delays can occur if the qualification of a new supplier is required. If supplies from our suppliers were interrupted for any reason, we could be unable to ship AmBisome, VISTIDE or DaunoXome, or supply any of our products in development for clinical trials.

    WE HAVE LIMITED EXPERIENCE MANUFACTURING PRODUCTS AND COULD BE ADVERSELY AFFECTED IF WE FAIL TO DEVELOP MANUFACTURING CAPACITY. For some of our potential products, we will need to develop further our production technologies for use on a larger scale in order to conduct clinical trials and produce such products for commercial sale at an acceptable cost. We cannot be certain that we will be able to implement any of these developments successfully.

    The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down manufacturing facilities that they believe do not comply with regulations. The FDA's current Good Manufacturing Practices are extensive regulations governing manufacturing processes, stability testing, record-keeping and quality standards. Similar regulations are in effect in other countries.

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    OUR BUSINESSES MAY GIVE RISE TO PRODUCT LIABILITY CLAIMS NOT COVERED BY
INSURANCE OR INDEMNITY AGREEMENTS. The testing, manufacturing, marketing and use of AmBisome, VISTIDE and DaunoXome, as well as products in development, involve substantial risk of product liability claims. These claims may be made directly by consumers, healthcare providers, pharmaceutical companies or others. Although we maintain product liability insurance, a single product liability claim could exceed the coverage limits, and multiple claims are possible. If that happens, the insurance coverage we have may not be adequate. A successful product liability claim in excess of our coverage could require us to pay substantial amounts. This could adversely affect our results of operations. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event of a successful product liability claim. In the future such insurance may not be renewed at an acceptable cost or at all. If liability insurance becomes unobtainable, our ability to clinically test and to market our products could be significantly impaired.

    Additionally, we are required by governmental regulations to test our products even after they have been sold and used by patients. As a result of such tests, we may be required to, or may determine that, we should recall products already in the market. Subsequent testing and product recalls may increase our potential exposure to product liability claims.

    OUR USE OF HAZARDOUS MATERIALS, CHEMICALS, VIRUSES AND RADIOACTIVE COMPOUNDS EXPOSES US TO POTENTIAL LIABILITIES. Our research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines.

    IF WE OR THIRD-PARTY SUPPLIERS AND BUSINESS PARTNERS FAIL TO ADEQUATELY ADDRESS YEAR 2000 ISSUES, OUR BUSINESS COULD BE ADVERSELY AFFECTED. We have been implementing a program designed to address the issue of computer software and hardware correctly processing dates through and beyond the Year 2000. Due to the uncertainty inherent in the Year 2000 problem, as well as complications that may arise from integrating Gilead's and NeXstar's separate systems, there can be no assurance that Year 2000 failures will not have a material impact on the combined company's operations, operating results or financial condition. In addition, we cannot predict with any certainty whether our critical third-party suppliers and business partners will achieve Year 2000 compliance, or whether the failure of any third party to do so would have a material effect on our business.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the United States Securities and Exchange Commission. We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. You may read and copy any document filed by Gilead at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities. These SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

    This proxy statement/prospectus incorporates certain documents by reference. You can obtain copies of the documents, without charge, by contacting the Gilead Investor Relations department at:

                             Gilead Sciences, Inc.
                               333 Lakeside Drive
                         Foster City, California 94404
                                 (650) 574-3000

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with the SEC which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information.

    We incorporate by reference the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offer described in this prospectus.

    The Gilead documents we incorporate by reference are its:

    - Current report on Form 8-K filed
      with the SEC on October 22, 1999

    - Current report on Form 8-K filed
      with the SEC on September 15, 1999

    - Current report on Form 8-K filed
      with the SEC on August 4, 1999

    - Quarterly report on Form 10-Q for the
      quarter ended June 30, 1999

    - Quarterly report on Form 10-Q for the
      quarter ended March 31, 1999

    - Current report on Form 8-K filed
      with the SEC on March 9, 1999

    - Annual report on Form 10K/A for the
      fiscal year ended December 31, 1998

    - Current report on Form 8-K filed
      with the SEC on November 21, 1994

    - The description of Gilead common
      stock which is contained in a registration statement on Form 8-A filed under the Exchange Act including any amendment or report filed for the purpose of updating such description.

    Our common stock is quoted on the Nasdaq National Market under the symbol "GILD." The last reported sales price of the common stock on the Nasdaq National Market on October 26, 1999 was $64.6875 per share. Reports, proxy statements and other information concerning Gilead can be inspected at the Nasdaq National Market, Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

                                DIVIDEND POLICY

    We have never paid any cash dividends on our capital stock. We currently intend to use future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

    All of the shares of our common stock offered by this prospectus are held by the selling stockholders listed in the table below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. The selling stockholders may sell the shares offered through this prospectus from time to time at prevailing prices in the over-the-counter market or in privately-negotiated transactions; however, our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares. We agreed to prepare and file such amendments and supplements to the registration statement of which this prospectus is a part as may be necessary to keep the registration statement effective until the earlier of: (1) July 29, 2001, (2) the date on which each selling stockholder may, taking into account any applicable aggregation requirement, sell all of its shares under Rule 144 or Rule 145 during any 90 day period, or (3) the date on which the selling stockholders no longer own any shares.

    The following table sets forth certain information regarding the beneficial ownership of the common stock by each of the selling stockholders as of the date of this prospectus and the number of shares that may be offered by this prospectus. This information is based upon information provided to us by the selling stockholders. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Gilead (or any of its predecessors or affiliates). Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

    Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group. Applicable percentages are based on 43,760,681 shares outstanding on September 1, 1999, adjusted as required by rules promulgated by the SEC.

                                                       SHARES OF                                SHARES
                                                      COMMON STOCK                           BENEFICIALLY
                                                   BENEFICIALLY OWNED                       OWNED AFTER THE
                                                 PRIOR TO THE OFFERING                        OFFERING(2)
                                                 ----------------------      SHARES       -------------------
SELLING STOCKHOLDERS(1)                          SHARES(5)     PERCENT    OFFERED(2)(5)    SHARES    PERCENT
-----------------------                          ----------   ---------   -------------   --------   --------
Warburg, Pincus Capital Partners Liquidating
  Trust(4).....................................  1,363,259      3.1%        1,363,259        0          0%
Warburg, Pincus Investors, L.P.(3)(4)..........  1,670,669      3.8%        1,670,669        0          0%
Warburg, Pincus & Co...........................    736,359      1.7%          736,359        0          0%
The Northern Trust Company, as Trustee of the
  Lucent Technologies Inc. Master Pension
  Trust........................................    173,229         *          173,229        0          0%
The Chase Manhattan Bank, N.A., as Directed
  Trustee for the IBM Retirement Plan Trust....    150,600         *          150,600        0          0%
Kingsway PT Limited Partnership................    150,600         *          150,600        0          0%
New York State Common Retirement Fund..........    150,600         *          150,600        0          0%
Trustees of General Electric Pension Trust.....    117,910         *          117,910        0          0%
Leeway & Co....................................    109,429         *          109,429        0          0%
Warburg, Pincus Partners, LLC..................    100,803         *          100,803        0          0%
California Public Employees' Retirement
  Systems......................................     75,300         *           75,300        0          0%
California State Teachers' Retirement System...     75,300         *           75,300        0          0%
Mellon Bank, N.A., as Trustee for the Bell
  Atlantic Master Trust........................     75,300         *           75,300        0          0%
First Chicago Investment Corporation...........     70,746         *           70,746        0          0%
PNC Venture Corp...............................     67,269         *           67,269        0          0%
The Johns Hopkins University...................     58,459         *           58,459        0          0%
United States Steel & Carnegie Pension Fund....     54,694         *           54,694        0          0%
Northern Trust Company as Trustee,
  The Bristol-Myers Squibb Company Defined
  Benefit Master Trust.........................     47,164         *           47,164        0          0%
General Reinsurance Corporation................     45,180         *           45,180        0          0%
Ameritech Pension Trust by State Street Bank &
  Trust Company as Trustee.....................     37,650         *           37,650        0          0%
Bankers Trust Company as Trustee for the GTE
  Service Corp. Plan for Employees' Pension....     37,650         *           37,650        0          0%
Coller International Partners II, LLC..........     37,650         *           37,650        0          0%
The Sumitomo Trust and Banking Company,
  Limited......................................     37,650         *           37,650        0          0%
Commonwealth General Corporation...............     35,373         *           35,373        0          0%
Lexington Capital Partners III, L.P............     31,112         *           31,112        0          0%
Virginia Retirement System.....................     30,120         *           30,120        0          0%
NTP Partners...................................     27,347         *           27,347        0          0%
Wenonah Development Company....................     27,347         *           27,347        0          0%
State Street Bank & Trust Co. as the successor
  trustee of Baxter International Subsidiaries
  Savings Trust and Pension Trust..............     23,582         *           23,582        0          0%
E.M. Warburg, Pincus & Co., Inc................     23,582         *           23,582        0          0%
International Bank for Reconstruction and
  Development on behalf of its Staff Retirement
  Plan.........................................     23,582         *           23,582        0          0%
US Venture Pte. Ltd............................     22,590         *           22,590        0          0%
Wilmington Trust Company, as Trustee for E.I.
  duPont deNemours & Co. Pension Fund..........     18,866         *           18,866        0          0%
Chemical Bank Retirement Plan..................     18,866         *           18,866        0          0%

                                                       SHARES OF                                SHARES
                                                      COMMON STOCK                           BENEFICIALLY
                                                   BENEFICIALLY OWNED                       OWNED AFTER THE
                                                 PRIOR TO THE OFFERING                        OFFERING(2)
                                                 ----------------------      SHARES       -------------------
SELLING STOCKHOLDERS(1)                          SHARES(5)     PERCENT    OFFERED(2)(5)    SHARES    PERCENT
-----------------------                          ----------   ---------   -------------   --------   --------
Meridian Properties A N.V......................     18,866         *           18,866        0          0%
Chase Manhattan Trust Company of California,
  N.A. Trustee of Ronald Family Trust C........     18,825         *           18,825        0          0%
Phemus Corporation.............................     18,825         *           18,825        0          0%
Trustees of Dartmouth College..................     17,914         *           17,914        0          0%
Frau Friede Springer...........................     16,036         *           16,036        0          0%
The Andrew W. Mellon Foundation................     15,060         *           15,060        0          0%
Trust U/W/O Theresa Pincus.....................     15,060         *           15,060        0          0%
C.F. Kettering, Inc............................     14,704         *           14,704        0          0%
BB Company.....................................     14,149         *           14,149        0          0%
Venvest, Inc...................................     14,149         *           14,149        0          0%
Valquest Partners #2, L.P......................     13,742         *           13,742        0          0%
Ameritas Life Insurance Corp...................     13,198         *           13,198        0          0%
Assur Investments LLC..........................     11,295         *           11,295        0          0%
Howard Hughes Medical Institute................     11,295         *           11,295        0          0%
The Trustees of The Cheyne Walk Trust..........     11,295         *           11,295        0          0%
Adam Hochschild................................     10,939         *           10,939        0          0%
Other selling stockholders (51 persons or
  entities, each holding less than 10,000
  shares, or in the aggregate less than 0.50%,
  of our common stock).........................    207,516         *          207,516        0          0%
Total..........................................  3,033,928      6.9%        3,033,928        0          0%

------------------------

* Less than one percent.

(1) The address of each selling stockholder listed on the table is: c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, New York 10017.

(2) Assumes that each selling stockholder will sell all of the shares set forth above under "Shares Offered." The selling stockholders may offer all, some or none of their shares.

(3) Includes 47,325 shares issuable upon exercise of warrants held by this selling stockholder.

(4) Both Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Partners Liquidating Trust were affiliates of NeXstar.

(5) For each selling stockholder other than Warburg Pincus Capital Partners Liquidating Trust and Warburg Pincus Investors, L.P., represents the selling stockholder's allocable interest in Warburg Pincus Capital Partners Liquidating Trust and Warburg Pincus Investors, L.P., as applicable, and the maximum number of shares that may be offered by each selling stockholder by this prospectus. The actual number of shares that may be offered by a selling stockholder may be less than the number of shares reflected as being offered by such selling stockholder on this table. In no event will the maximum number of shares offered by all selling stockholders exceed 3,033,928 shares.

                              PLAN OF DISTRIBUTION

    Under a Registration Rights Agreement between us and the selling stockholders, dated July 29, 1999, we agreed to register the shares held by the selling stockholders. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares they hold or may acquire upon exercise of the warrants.

    We will pay substantially all expenses incurred in the offering and sale of the common stock to the public, other than any commissions, concessions and discounts of underwriters, dealers or agents. These expenses (excluding such commissions and discounts) are estimated to be $145,000.00. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The Registration Rights Agreement provides for cross-indemnification of the selling stockholders and us for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

    The shares of common stock may be sold from time to time by selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

    - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

    - in the over-the-counter market,

    - in block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - in sales to a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus,

    - in ordinary brokerage transactions and transactions in which the broker solicits purchasers,

    - in private transactions,

    - through options,

    - by pledge to secure debts and other obligations, or

    - a combination of any of the above transactions.

    If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

    The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

    Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act of 1933 may be sold under Rule 144 or Rule 145, respectively rather than pursuant to this prospectus. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

    To comply with the securities laws of certain jurisdictions the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

    Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

                                 LEGAL MATTERS

    Cooley Godward LLP, Palo Alto, California will give its opinion that the shares offered in this prospectus have been, or will be upon exercise of the warrants, validly issued and are, or will be upon exercise of the warrants, fully paid and non-assessable.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 1998 and our supplemental consolidated financial statements and schedule included in our current report on Form 8-K filed September 15, 1999, as set forth in their reports, which are incorporated by reference in this prospectus. Our consolidated financial statements and supplemental consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS THAT ARE NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

    THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
ABOUT GILEAD SCIENCES, INC............      1

RISK FACTORS..........................      2

WHERE YOU CAN FIND
  MORE INFORMATION....................     10

USE OF PROCEEDS.......................     11

DIVIDEND POLICY.......................     11

SELLING STOCKHOLDERS..................     12

PLAN OF DISTRIBUTION..................     15

LEGAL MATTERS.........................     16

EXPERTS...............................     16

                                3,033,928 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                October 28, 1999

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